Filed by United Community Banks, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Reliant Bancorp, Inc.

Commission File No.: 001-37391

Date: July 20, 2021

For Immediate Release

For more information:

Jefferson Harralson

Chief Financial Officer

(864) 240-6208

Jefferson_Harralson@ucbi.com

United Community Banks, Inc. Reports Second Quarter Results

EPS of $0.78, Return on Assets of 1.46% and Return on Common Equity of 14.1%

GREENVILLE, SC – July 20, 2021 - United Community Banks, Inc. (NASDAQ: UCBI) (United) today announced that net income for the second quarter was $70.3 million and pre-tax, pre-provision income was $78.7 million. Diluted earnings per share of $0.78 for the quarter represented an increase of $0.46 or 144%, from the second quarter a year ago, and represented a decrease of $0.04 or 5% from the first quarter of 2021. On an operating basis, United’s diluted earnings per share of $0.79 was up 147% over the year ago quarter. United’s GAAP return on assets (ROA) was 1.46% and its return on common equity was 14.1% for the quarter. On an operating basis, United’s ROA was 1.48% and its return on tangible common equity was 17.8%. On a pre-tax, pre-provision basis, operating return on assets was 1.67% for the quarter. The quarter benefited from an allowance release of $13.6 million, reflecting continued improvement in economic conditions and forecasts in United’s markets.

Chairman and CEO Lynn Harton stated, “This has been an outstanding quarter for United. Our team once again was recognized by JD Power as having the Best Retail Customer Satisfaction in the Southeast. On July 6, we closed on the acquisition of FinTrust, accelerating our wealth management strategy. We announced expansion into two of the strongest markets in the Southeast, Charlotte and Nashville, via agreements to acquire outstanding community banks in those markets. In addition to these strategic accomplishments, our bankers continued to deliver strong performance results. Core loan growth, excluding PPP loans, was solid and we continue to be optimistic about the remainder of the year, given the momentum in our markets. Core deposit growth remains very strong. Credit results were excellent as well. I couldn’t be more proud of the United team and I congratulate them for delivering these tremendous results.”

Total loans decreased by $288 million during the quarter—impacted by $411 million of Paycheck Protection Program (PPP) loan forgiveness. Excluding the effect of PPP loans, core organic loan growth was 5% annualized. Core transaction deposits grew by $432 million during the quarter, or 14% annualized, and United’s cost of deposits decreased by 5 basis points to 0.09%. The net interest margin decreased by 3 basis points from the first quarter due mainly to a change in the earning asset mix.

Second Quarter 2021 Financial Highlights:

•	Net income of $70.3 million and pre-tax, pre-provision income of $78.7 million

•	EPS increased by 144% compared to second quarter 2020 on a GAAP basis and 147% on an operating basis; compared to first quarter 2021, EPS decreased by 5% on both a GAAP and operating basis

•	Return on assets of 1.46%, or 1.48% on an operating basis

•	Pre-tax, pre-provision return on assets of 1.64%, or 1.67% on an operating basis

•	Return on common equity of 14.1%

•	Return on tangible common equity of 17.8% on an operating basis

•	A release of provision for credit losses of $13.6 million, which reduced the allowance for loan losses to 0.98% of loans (1.02%, excluding PPP loans) from 1.09% in the first quarter

•	Loan production of $1.3 billion, resulting in core loan growth of 5%, annualized for the quarter, excluding the impact of $411 million in PPP loans being forgiven

•	Core transaction deposits were up $432 million, which represents a 14% annualized growth rate for the quarter

•	Net interest margin of 3.19% was down 3 basis points from the first quarter, due to continued strong deposit growth and an earning asset mix change toward securities

•	Record mortgage closings of $680 million compared to $563 million a year ago; mortgage rate locks of $702 million compared to $802 million a year ago

•	Noninterest income was down $8.9 million on a linked quarter basis, primarily driven by slowing mortgage rate lock activity

•	Noninterest expenses increased by $346,000 compared to the first quarter on a GAAP basis and by $811,000 on an operating basis mostly due to increased professional fees and mortgage commissions

•	Efficiency ratio of 54.5%, or 53.9% on an operating basis

•	Net recoveries of $456,000 or 2 basis points as a percent of average loans, down 1 basis point from the first quarter

•	Nonperforming assets of 0.25% of total assets, down 5 basis points compared to March 31, 2021

•	Total loan deferrals of $18 million or 0.2% of the total loan portfolio compared to $48 million or 0.4% in the first quarter

•	Quarterly common shareholder dividend of $0.19 per share declared during the quarter, an increase of 6% year-over-year

•	Announced the acquisition of FinTrust Capital Partners, LLC, a registered investment adviser, which closed on July 6, 2021; it added $2.1 billion in assets under management and is expected to add $0.02 in EPS accretion in 2022

•	Announced the acquisition of Aquesta Financial Holdings, Inc. with $752 million in assets on May 27; it is expected to close in the fourth quarter of 2021 and add $0.08 in EPS accretion in 2022 with cost savings fully phased in

•	Announced the acquisition of Reliant Bancorp, Inc. with $3.1 billion in assets on July 14; it is expected to close in the first quarter of 2022 and add $0.15 in EPS accretion in 2022 and $0.22 in 2023 with cost savings fully phased in

Conference Call

United will hold a conference call on Wednesday, July 21, 2021, at 11 a.m. ET to discuss the contents of this press release and to share business highlights for the quarter. To access the call, dial (877) 380-5665 and use the conference number 9585551. The conference call also will be webcast and available for replay for 30 days by selecting “Events & Presentations” within the Investor Relations section of United’s website at www.ucbi.com.

UNITED COMMUNITY BANKS, INC.
Selected Financial Information
	2021		2020				For the Six Months Ended June 30,
(in thousands, except per share data)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	Second Quarter 2021 - 2020 Change	2021	2020	YTD 2021 - 2020 Change
INCOME SUMMARY
Interest revenue	$145,809	$141,542	$156,071	$141,773	$123,605		$287,351	$260,152
Interest expense	7,433	9,478	10,676	13,319	14,301		16,911	32,242
Net interest revenue	138,376	132,064	145,395	128,454	109,304	27%	270,440	227,910	19%
(Release of) provision for credit losses	(13,588)	(12,281)	2,907	21,793	33,543		(25,869)	55,734
Noninterest income	35,841	44,705	41,375	48,682	40,238	(11)	80,546	66,052	22
Total revenue	187,805	189,050	183,863	155,343	115,999	62	376,855	238,228	58
Expenses	95,540	95,194	106,490	95,981	83,980	14	190,734	165,518	15
Income before income tax expense	92,265	93,856	77,373	59,362	32,019	188	186,121	72,710	156
Income tax expense	22,005	20,150	17,871	11,755	6,923	218	42,155	15,730	168
Net income	70,260	73,706	59,502	47,607	25,096	180	143,966	56,980	153
Merger-related and other charges	1,078	1,543	2,452	3,361	397		2,621	1,205
Income tax benefit of merger-related and other charges	(246)	(335)	(552)	(519)	(87)		(581)	(269)
Net income - operating (1)	$71,092	$74,914	$61,402	$50,449	$25,406	180	$146,006	$57,916	152

Pre-tax pre-provision income (5)	$78,677	$81,575	$80,280	$81,155	$65,562	20	$160,252	$128,444	25

PERFORMANCE MEASURES
Per common share:
Diluted net income - GAAP	$0.78	$0.82	$0.66	$0.52	$0.32	144	$1.60	$0.71	125
Diluted net income - operating (1)	0.79	0.83	0.68	0.55	0.32	147	1.62	0.73	122
Cash dividends declared	0.19	0.19	0.18	0.18	0.18	6	0.38	0.36	6
Book value	22.81	22.15	21.90	21.45	21.22	7	22.81	21.22	7
Tangible book value (3)	18.49	17.83	17.56	17.09	16.95	9	18.49	16.95	9
Key performance ratios:
Return on common equity - GAAP (2)(4)	14.08%	15.37%	12.36%	10.06%	6.17%		14.71%	7.01%
Return on common equity - operating (1)(2)(4)	14.25	15.63	12.77	10.69	6.25		14.92	7.13
Return on tangible common equity - operating (1)(2)(3)(4)	17.81	19.68	16.23	13.52	8.09		18.72	9.20
Return on assets - GAAP (4)	1.46	1.62	1.30	1.07	0.71		1.54	0.85
Return on assets - operating (1)(4)	1.48	1.65	1.34	1.14	0.72		1.56	0.86
Return on assets - pre-tax pre-provision (4)(5)	1.64	1.80	1.77	1.86	1.86		1.72	1.91
Return on assets - pre-tax pre-provision, excluding merger- related and other charges (1)(4)(5)	1.67	1.83	1.82	1.93	1.87		1.75	1.92
Net interest margin (fully taxable equivalent) (4)	3.19	3.22	3.55	3.27	3.42		3.20	3.73
Efficiency ratio - GAAP	54.53	53.55	56.73	54.14	55.86		54.04	56.00
Efficiency ratio - operating (1)	53.92	52.68	55.42	52.24	55.59		53.30	55.59
Equity to total assets	11.04	10.95	11.29	11.47	11.81		11.04	11.81
Tangible common equity to tangible assets (3)	8.71	8.57	8.81	8.89	9.12		8.71	9.12

ASSET QUALITY
Nonperforming loans	$46,123	$55,900	$61,599	$49,084	$48,021	(4)	$46,123	$48,021	(4)
Foreclosed properties	224	596	647	953	477		224	477
Total nonperforming assets ("NPAs")	46,347	56,496	62,246	50,037	48,498	(4)	46,347	48,498	(4)
Allowance for credit losses - loans	111,616	126,866	137,010	134,256	103,669	8	111,616	103,669	8
Net charge-offs	(456)	(305)	1,515	2,538	6,149		(761)	14,263	(105)
Allowance for credit losses - loans to loans	0.98%	1.09%	1.20%	1.14%	1.02%		0.98%	1.02%
Net charge-offs to average loans (4)	(0.02)	(0.01)	0.05	0.09	0.25		(0.01)	0.31
NPAs to loans and foreclosed properties	0.41	0.48	0.55	0.42	0.48		0.41	0.48
NPAs to total assets	0.25	0.30	0.35	0.29	0.32		0.25	0.32

AVERAGE BALANCES ($ in millions)
Loans	$11,617	$11,433	$11,595	$11,644	$9,773	19	$11,525	$9,301	24
Investment securities	4,631	3,991	3,326	2,750	2,408	92	4,313	2,464	75
Earning assets	17,540	16,782	16,394	15,715	12,958	35	17,163	12,378	39
Total assets	18,792	18,023	17,698	17,013	14,173	33	18,410	13,558	36
Deposits	16,132	15,366	15,057	14,460	12,071	34	15,751	11,493	37
Shareholders’ equity	2,060	2,025	1,994	1,948	1,686	22	2,042	1,670	22
Common shares - basic (thousands)	87,289	87,322	87,258	87,129	78,920	11	87,306	79,130	10
Common shares - diluted (thousands)	87,421	87,466	87,333	87,205	78,924	11	87,443	79,186	10

AT PERIOD END ($ in millions)
Loans	$11,391	$11,679	$11,371	$11,799	$10,133	12	$11,391	$10,133	12
Investment securities	4,928	4,332	3,645	3,089	2,432	103	4,928	2,432	103
Total assets	18,896	18,557	17,794	17,153	15,005	26	18,896	15,005	26
Deposits	16,328	15,993	15,232	14,603	12,702	29	16,328	12,702	29
Shareholders’ equity	2,086	2,031	2,008	1,967	1,772	18	2,086	1,772	18
Common shares outstanding (thousands)	86,665	86,777	86,675	86,611	78,335	11	86,665	78,335	11

(1) Excludes merger-related and other charges. (2) Net income less preferred stock dividends, divided by average realized common equity, which excludes accumulated other comprehensive income (loss). (3) Excludes effect of acquisition related intangibles and associated amortization. (4) Annualized. (5) Excludes income tax expense and provision for credit losses.

UNITED COMMUNITY BANKS, INC.
Non-GAAP Performance Measures Reconciliation
Selected Financial Information
	2021		2020			For the Six Months Ended June 30,
(in thousands, except per share data)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	2021	2020
Expense reconciliation
Expenses (GAAP)	$95,540	$95,194	$106,490	$95,981	$83,980	$190,734	$165,518
Merger-related and other charges	(1,078)	(1,543)	(2,452)	(3,361)	(397)	(2,621)	(1,205)
Expenses - operating	$94,462	$93,651	$104,038	$92,620	$83,583	$188,113	$164,313

Net income reconciliation
Net income (GAAP)	$70,260	$73,706	$59,502	$47,607	$25,096	$143,966	$56,980
Merger-related and other charges	1,078	1,543	2,452	3,361	397	2,621	1,205
Income tax benefit of merger-related and other charges	(246)	(335)	(552)	(519)	(87)	(581)	(269)
Net income - operating	$71,092	$74,914	$61,402	$50,449	$25,406	$146,006	$57,916

Net income to pre-tax pre-provision income reconciliation
Net income (GAAP)	$70,260	$73,706	$59,502	$47,607	$25,096	$143,966	$56,980
Income tax expense	22,005	20,150	17,871	11,755	6,923	42,155	15,730
(Release of) provision for credit losses	(13,588)	(12,281)	2,907	21,793	33,543	(25,869)	55,734
Pre-tax pre-provision income	$78,677	$81,575	$80,280	$81,155	$65,562	$160,252	$128,444

Diluted income per common share reconciliation
Diluted income per common share (GAAP)	$0.78	$0.82	$0.66	$0.52	$0.32	$1.60	$0.71
Merger-related and other charges, net of tax	0.01	0.01	0.02	0.03	—	0.02	0.02
Diluted income per common share - operating	$0.79	$0.83	$0.68	$0.55	$0.32	$1.62	$0.73

Book value per common share reconciliation
Book value per common share (GAAP)	$22.81	$22.15	$21.90	$21.45	$21.22	$22.81	$21.22
Effect of goodwill and other intangibles	(4.32)	(4.32)	(4.34)	(4.36)	(4.27)	(4.32)	(4.27)
Tangible book value per common share	$18.49	$17.83	$17.56	$17.09	$16.95	$18.49	$16.95

Return on tangible common equity reconciliation
Return on common equity (GAAP)	14.08%	15.37%	12.36%	10.06%	6.17%	14.71%	7.01%
Merger-related and other charges, net of tax	0.17	0.26	0.41	0.63	0.08	0.21	0.12
Return on common equity - operating	14.25	15.63	12.77	10.69	6.25	14.92	7.13
Effect of goodwill and other intangibles	3.56	4.05	3.46	2.83	1.84	3.80	2.07
Return on tangible common equity - operating	17.81%	19.68%	16.23%	13.52%	8.09%	18.72%	9.20%

Return on assets reconciliation
Return on assets (GAAP)	1.46%	1.62%	1.30%	1.07%	0.71%	1.54%	0.85%
Merger-related and other charges, net of tax	0.02	0.03	0.04	0.07	0.01	0.02	0.01
Return on assets - operating	1.48%	1.65%	1.34%	1.14%	0.72%	1.56%	0.86%

Return on assets to return on assets- pre-tax pre-provision reconciliation
Return on assets (GAAP)	1.46%	1.62%	1.30%	1.07%	0.71%	1.54%	0.85%
Income tax expense	0.47	0.46	0.40	0.28	0.20	0.46	0.23
(Release of) provision for credit losses	(0.29)	(0.28)	0.07	0.51	0.95	(0.28)	0.83
Return on assets - pre-tax, pre-provision	1.64	1.80	1.77	1.86	1.86	1.72	1.91
Merger-related and other charges	0.03	0.03	0.05	0.07	0.01	0.03	0.01
Return on assets - pre-tax pre-provision, excluding merger-related and other charges	1.67%	1.83%	1.82%	1.93%	1.87%	1.75%	1.92%

Efficiency ratio reconciliation
Efficiency ratio (GAAP)	54.53%	53.55%	56.73%	54.14%	55.86%	54.04%	56.00%
Merger-related and other charges	(0.61)	(0.87)	(1.31)	(1.90)	(0.27)	(0.74)	(0.41)
Efficiency ratio - operating	53.92%	52.68%	55.42%	52.24%	55.59%	53.30%	55.59%

Tangible common equity to tangible assets reconciliation
Equity to total assets (GAAP)	11.04%	10.95%	11.29%	11.47%	11.81%	11.04%	11.81%
Effect of goodwill and other intangibles	(1.82)	(1.86)	(1.94)	(2.02)	(2.05)	(1.82)	(2.05)
Effect of preferred equity	(0.51)	(0.52)	(0.54)	(0.56)	(0.64)	(0.51)	(0.64)
Tangible common equity to tangible assets	8.71%	8.57%	8.81%	8.89%	9.12%	8.71%	9.12%

Allowance for credit losses - loans to loans reconciliation
Allowance for credit losses - loans to loans (GAAP)	0.98%	1.09%	1.20%	1.14%	1.02%	0.98%	1.02%
Effect of PPP loans	0.04	0.09	0.08	0.14	0.13	0.04	0.13
Allowance for credit losses - loans to loans, excluding PPP loans	1.02%	1.18%	1.28%	1.28%	1.15%	1.02%	1.15%

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Loan Portfolio Composition at Period-End
	2021		2020
(in millions)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	Linked Quarter Change	Year over Year Change
LOANS BY CATEGORY
Owner occupied commercial RE	$2,149	$2,107	$2,090	$2,009	$1,759	$42	$390
Income producing commercial RE	2,550	2,599	2,541	2,493	2,178	(49)	372
Commercial & industrial	1,762	1,760	1,853	1,788	1,219	2	543
Paycheck protection program	472	883	646	1,317	1,095	(411)	(623)
Commercial construction	927	960	967	987	946	(33)	(19)
Equipment financing	969	913	864	823	779	56	190
Total commercial	8,829	9,222	8,961	9,417	7,976	(393)	853
Residential mortgage	1,473	1,362	1,285	1,270	1,152	111	321
Home equity lines of credit	661	679	697	707	654	(18)	7
Residential construction	289	272	281	257	230	17	59
Consumer	139	144	147	148	121	(5)	18
Total loans	$11,391	$11,679	$11,371	$11,799	$10,133	$(288)	$1,258

LOANS BY MARKET (1)
North Georgia	$962	$982	$955	$945	$951	$(20)	$11
Atlanta	1,938	1,953	1,889	1,853	1,852	(15)	86
North Carolina	1,374	1,326	1,281	1,246	1,171	48	203
Coastal Georgia	605	597	617	614	618	8	(13)
Gainesville	224	222	224	229	233	2	(9)
East Tennessee	394	398	415	420	433	(4)	(39)
South Carolina	2,107	1,997	1,947	1,870	1,778	110	329
Florida	1,141	1,160	1,435	1,453	—	(19)	1,141
Commercial Banking Solutions	2,646	3,044	2,608	3,169	3,097	(398)	(451)
Total loans	$11,391	$11,679	$11,371	$11,799	$10,133	$(288)	$1,258

(1) Certain loans previously included in the Florida geographic market were reclassified to Commercial Banking Solutions following Seaside’s core systems conversion in the first quarter of 2021.

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Credit Quality
	2021		2020
(in thousands)	Second Quarter	First Quarter	Fourth Quarter
NONACCRUAL LOANS
Owner occupied RE	$6,128	$7,908	$8,582
Income producing RE	13,100	13,740	15,149
Commercial & industrial	8,563	13,864	16,634
Commercial construction	1,229	1,984	1,745
Equipment financing	1,771	2,171	3,405
Total commercial	30,791	39,667	45,515
Residential mortgage	13,485	14,050	12,858
Home equity lines of credit	1,433	1,707	2,487
Residential construction	307	322	514
Consumer	107	154	225
Total	$46,123	$55,900	$61,599

	2021				2020
	Second Quarter		First Quarter		Fourth Quarter
(in thousands)	Net Charge- Offs	Net Charge- Offs to Average Loans (1)	Net Charge- Offs	Net Charge- Offs to Average Loans (1)	Net Charge- Offs	Net Charge- Offs to Average Loans (1)
NET CHARGE-OFFS BY CATEGORY
Owner occupied RE	$(155)	(0.03)%	$(240)	(0.05)%	$(277)	(0.05)%
Income producing RE	(161)	(0.02)	991	0.16	(1,718)	(0.27)
Commercial & industrial	60	0.01	(2,753)	(0.44)	2,294	0.33
Commercial construction	(293)	(0.12)	22	0.01	(129)	(0.05)
Equipment financing	301	0.13	1,511	0.70	1,595	0.75
Total commercial	(248)	(0.01)	(469)	(0.02)	1,765	0.08
Residential mortgage	(194)	(0.05)	92	0.03	(25)	(0.01)
Home equity lines of credit	(112)	(0.07)	(73)	(0.04)	(151)	(0.09)
Residential construction	(33)	(0.05)	(60)	(0.09)	(47)	(0.07)
Consumer	131	0.37	205	0.58	(27)	(0.07)
Total	$(456)	(0.02)	$(305)	(0.01)	$1,515	0.05
(1) Annualized.

UNITED COMMUNITY BANKS, INC.
Consolidated Balance Sheets (Unaudited)

(in thousands, except share and per share data)	June 30, 2021	December 31, 2020
ASSETS
Cash and due from banks	$121,589	$148,896
Interest-bearing deposits in banks	1,297,808	1,459,723
Cash and cash equivalents	1,419,397	1,608,619
Debt securities available-for-sale	4,075,781	3,224,721
Debt securities held-to-maturity (fair value $861,488 and $437,193)	852,404	420,361
Loans held for sale at fair value	98,194	105,433
Loans and leases held for investment	11,390,746	11,370,815
Less allowance for credit losses - loans and leases	(111,616)	(137,010)
Loans and leases, net	11,279,130	11,233,805
Premises and equipment, net	224,980	218,489
Bank owned life insurance	203,449	201,969
Accrued interest receivable	43,521	47,672
Net deferred tax asset	32,918	38,411
Derivative financial instruments	58,489	86,666
Goodwill and other intangible assets, net	379,909	381,823
Other assets	227,551	226,405
Total assets	$18,895,723	$17,794,374
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Deposits:
Noninterest-bearing demand	$6,260,756	$5,390,291
NOW and interest-bearing demand	3,518,686	3,346,490
Money market	3,766,645	3,550,335
Savings	1,097,663	950,854
Time	1,500,049	1,704,290
Brokered	183,968	290,098
Total deposits	16,327,767	15,232,358
Long-term debt	261,919	326,956
Derivative financial instruments	27,089	29,003
Accrued expenses and other liabilities	192,662	198,527
Total liabilities	16,809,437	15,786,844
Shareholders' equity:
Preferred stock; $1 par value; 10,000,000 shares authorized; Series I, $25,000 per share liquidation preference; 4,000 shares issued and outstanding	96,422	96,422
Common stock, $1 par value; 200,000,000 shares authorized; 86,664,894 and 86,675,279 shares issued and outstanding	86,665	86,675
Common stock issuable; 571,580 and 600,834 shares	10,650	10,855
Capital surplus	1,636,875	1,638,999
Retained earnings	244,006	136,869
Accumulated other comprehensive income	11,668	37,710
Total shareholders' equity	2,086,286	2,007,530
Total liabilities and shareholders' equity	$18,895,723	$17,794,374

UNITED COMMUNITY BANKS, INC.
Consolidated Statements of Income (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except per share data)	2021	2020	2021	2020
Interest revenue:
Loans, including fees	$128,058	$107,862	$253,784	$225,925
Investment securities, including tax exempt of $2,255 and $1,570 and $4,405 and $3,093, respectively	17,542	15,615	32,990	33,009
Deposits in banks and short-term investments	209	128	577	1,218
Total interest revenue	145,809	123,605	287,351	260,152

Interest expense:
Deposits:
NOW and interest-bearing demand	1,382	1,628	2,868	4,606
Money market	1,355	3,421	3,159	7,952
Savings	53	39	102	74
Time	830	6,183	2,710	13,714
Deposits	3,620	11,271	8,839	26,346
Short-term borrowings	—	—	—	1
Federal Home Loan Bank advances	—	—	2	1
Long-term debt	3,813	3,030	8,070	5,894
Total interest expense	7,433	14,301	16,911	32,242
Net interest revenue	138,376	109,304	270,440	227,910
(Release of) provision for credit losses	(13,588)	33,543	(25,869)	55,734
Net interest revenue after provision for credit losses	151,964	75,761	296,309	172,176

Noninterest income:
Service charges and fees	8,335	6,995	15,905	15,633
Mortgage loan gains and other related fees	11,136	23,659	33,708	31,969
Wealth management fees	3,822	1,324	7,327	2,964
Gains from sales of other loans, net	4,123	1,040	5,153	2,714
Securities gains, net	41	—	41	—
Other	8,384	7,220	18,412	12,772
Total noninterest income	35,841	40,238	80,546	66,052
Total revenue	187,805	115,999	376,855	238,228

Noninterest expenses:
Salaries and employee benefits	59,414	51,811	119,999	103,169
Communications and equipment	7,408	6,556	14,611	12,502
Occupancy	7,078	5,945	14,034	11,659
Advertising and public relations	1,493	2,260	2,692	3,534
Postage, printing and supplies	1,618	1,613	3,440	3,283
Professional fees	4,928	4,823	9,162	8,920
Lending and loan servicing expense	3,181	3,189	6,058	5,482
Outside services - electronic banking	2,285	1,796	4,503	3,628
FDIC assessments and other regulatory charges	1,901	1,558	3,797	3,042
Amortization of intangibles	929	987	1,914	2,027
Merger-related and other charges	1,078	397	2,621	1,205
Other	4,227	3,045	7,903	7,067
Total noninterest expenses	95,540	83,980	190,734	165,518
Net income before income taxes	92,265	32,019	186,121	72,710
Income tax expense	22,005	6,923	42,155	15,730
Net income	70,260	25,096	143,966	56,980
Preferred stock dividends	1,719	—	3,438	—
Undistributed earnings allocated to participating securities	432	183	894	426
Net income available to common shareholders	$68,109	$24,913	$139,634	$56,554

Net income per common share:
Basic	$0.78	$0.32	$1.60	$0.71
Diluted	0.78	0.32	1.60	0.71
Weighted average common shares outstanding:
Basic	87,289	78,920	87,306	79,130
Diluted	87,421	78,924	87,443	79,186

Average Consolidated Balance Sheets and Net Interest Analysis
For the Three Months Ended June 30,

	2021			2020
(dollars in thousands, fully taxable equivalent (FTE))	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Assets:
Interest-earning assets:
Loans, net of unearned income (FTE) (1)(2)	$11,616,802	$127,458	4.40%	$9,772,703	$107,398	4.42%
Taxable securities (3)	4,242,297	15,287	1.44	2,229,371	14,045	2.52
Tax-exempt securities (FTE) (1)(3)	388,609	3,030	3.12	178,903	2,110	4.72
Federal funds sold and other interest-earning assets	1,292,026	1,055	0.33	776,776	857	0.44
Total interest-earning assets (FTE)	17,539,734	146,830	3.36	12,957,753	124,410	3.86

Noninterest-earning assets:
Allowance for credit losses	(128,073)			(89,992)
Cash and due from banks	152,443			138,842
Premises and equipment	225,017			217,096
Other assets (3)	1,002,634			949,201
Total assets	$18,791,755			$14,172,900

Liabilities and Shareholders' Equity:
Interest-bearing liabilities:
Interest-bearing deposits:
NOW and interest-bearing demand	$3,428,009	1,382	0.16	$2,444,895	1,628	0.27
Money market	3,814,960	1,355	0.14	2,541,805	3,421	0.54
Savings	1,080,267	53	0.02	788,247	39	0.02
Time	1,548,487	899	0.23	1,805,671	6,058	1.35
Brokered time deposits	64,332	(69)	(0.43)	130,556	125	0.39
Total interest-bearing deposits	9,936,055	3,620	0.15	7,711,174	11,271	0.59
Federal funds purchased and other borrowings	111	—	—	1	—	—
Federal Home Loan Bank advances	—	—	—	—	—	—
Long-term debt	285,389	3,813	5.36	228,096	3,030	5.34
Total borrowed funds	285,500	3,813	5.36	228,097	3,030	5.34
Total interest-bearing liabilities	10,221,555	7,433	0.29	7,939,271	14,301	0.72

Noninterest-bearing liabilities:
Noninterest-bearing deposits	6,196,045			4,360,095
Other liabilities	314,130			187,375
Total liabilities	16,731,730			12,486,741
Shareholders' equity	2,060,025			1,686,159
Total liabilities and shareholders' equity	$18,791,755			$14,172,900

Net interest revenue (FTE)		$139,397			$110,109
Net interest-rate spread (FTE)			3.07%			3.14%
Net interest margin (FTE) (4)			3.19%			3.42%

(1)	Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 26%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.
(2)	Included in the average balance of loans outstanding are loans on which the accrual of interest has been discontinued and loans that are held for sale.
(3)	Securities available for sale are shown at amortized cost. Pretax unrealized gains of $28.6 million and $66.3 million in 2021 and 2020, respectively, are included in other assets for purposes of this presentation.
(4)	Net interest margin is taxable equivalent net interest revenue divided by average interest-earning assets.

Average Consolidated Balance Sheets and Net Interest Analysis
For the Six Months Ended June 30,

	2021			2020
(dollars in thousands, fully taxable equivalent (FTE))	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Assets:
Interest-earning assets:
Loans, net of unearned income (FTE) (1)(2)	$11,525,363	$252,580	4.42%	$9,300,792	$225,194	4.87%
Taxable securities (3)	3,932,545	28,585	1.45	2,293,502	29,916	2.61
Tax-exempt securities (FTE) (1)(3)	380,370	5,918	3.11	170,578	4,155	4.87
Federal funds sold and other interest-earning assets	1,324,776	2,277	0.34	612,776	2,489	0.81
Total interest-earning assets (FTE)	17,163,054	289,360	3.40	12,377,648	261,754	4.25

Non-interest-earning assets:
Allowance for loan losses	(135,845)			(79,885)
Cash and due from banks	146,401			133,548
Premises and equipment	223,224			218,170
Other assets (3)	1,012,896			908,828
Total assets	$18,409,730			$13,558,309

Liabilities and Shareholders' Equity:
Interest-bearing liabilities:
Interest-bearing deposits:
NOW and interest-bearing demand	$3,379,794	2,868	0.17	$2,428,815	4,606	0.38
Money market	3,774,201	3,159	0.17	2,441,264	7,952	0.66
Savings	1,035,176	102	0.02	750,179	74	0.02
Time	1,595,196	2,487	0.31	1,823,612	13,308	1.47
Brokered time deposits	69,765	223	0.64	105,689	406	0.77
Total interest-bearing deposits	9,854,132	8,839	0.18	7,549,559	26,346	0.70
Federal funds purchased and other borrowings	62	—	—	199	1	1.01
Federal Home Loan Bank advances	1,657	2	0.24	83	1	2.42
Long-term debt	301,193	8,070	5.40	220,429	5,894	5.38
Total borrowed funds	302,912	8,072	5.37	220,711	5,896	5.37
Total interest-bearing liabilities	10,157,044	16,911	0.34	7,770,270	32,242	0.83

Noninterest-bearing liabilities:
Noninterest-bearing deposits	5,896,882			3,943,740
Other liabilities	313,374			174,781
Total liabilities	16,367,300			11,888,791
Shareholders' equity	2,042,430			1,669,518
Total liabilities and shareholders' equity	$18,409,730			$13,558,309

Net interest revenue (FTE)		$272,449			$229,512
Net interest-rate spread (FTE)			3.06%			3.42%
Net interest margin (FTE) (4)			3.20%			3.73%

(1)	Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 26%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.
(2)	Included in the average balance of loans outstanding are loans on which the accrual of interest has been discontinued and loans that are held for sale.
(3)	Securities available for sale are shown at amortized cost. Pretax unrealized gains of $43.4 million and $59.6 million in 2021 and 2020, respectively, are included in other assets for purposes of this presentation.
(4)	Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.

About United Community Banks, Inc.

United Community Banks, Inc. (NASDAQGS: UCBI) provides a full range of banking, wealth management and mortgage services for relationship-oriented consumers and business owners. The company, known as “The Bank That SERVICE Built,” has been recognized nationally for delivering award-winning service. United has $18.9 billion in assets and 162 offices in Florida, Georgia, North Carolina, South Carolina and Tennessee along with a national SBA lending franchise and a national equipment lending subsidiary. In 2021, J.D. Power ranked United highest in customer satisfaction with retail banking in the Southeast, marking seven out of the last eight years United earned the coveted award. United was also named one of the "Best Banks to Work For" by American Banker in 2020 for the fourth year in a row based on employee satisfaction. Forbes included United in its inaugural list of the World’s Best Banks in 2019 and again in 2020. Forbes also recognized United on its 2021 list of the 100 Best Banks in America for the eighth consecutive year. United also received five Greenwich Excellence Awards in 2020 for excellence in Small Business Banking, including a national award for Overall Satisfaction. Additional information about United can be found at www.ucbi.com.

Non-GAAP Financial Measures

This press release, including the accompanying financial statement tables, contains financial information determined by methods other than in accordance with generally accepted accounting principles, or GAAP. This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations, such as “operating net income,” “pre-tax, pre-provision income,” “operating net income per diluted common share,” “operating earnings per share,” “tangible book value per common share,” “operating return on common equity,” “operating return on tangible common equity,” “operating return on assets,” “return on assets - pre-tax, pre-provision, excluding merger-related and other charges,” “return on assets - pre-tax, pre-provision,” “operating efficiency ratio,” and “tangible common equity to tangible assets.” These non-GAAP measures are included because United believes they may provide useful supplemental information for evaluating United’s underlying performance trends. These measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable measures as reported in accordance with GAAP are included with the accompanying financial statement tables.

# # #

IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS

In connection with the proposed mergers with Aquesta Financial Holdings, Inc. (“Aquesta”) and Reliant Bancorp, Inc. (“Reliant”) (each a “Merger” and, collectively, the “Mergers”), United Community Banks, Inc. (“UCBI”) intends to file registration statements on Form S-4 with the Securities and Exchange Commission (“SEC”) that will include proxy statements of Aquesta and Reliant to be sent to Aquesta’s and Reliant’s shareholders, respectively, seeking their approval of the respective Mergers. Each of the registration statements also will contain a prospectus of UCBI to register the shares of UCBI common stock to be issued in connection with the Mergers. A definitive proxy statement/prospectus will also be provided to Aquesta’s and Reliant’s shareholders as required by applicable law.

INVESTORS AND SHAREHOLDERS OF AQUESTA AND RELIANT ARE ENCOURAGED TO READ THE APPLICABLE REGISTRATION STATEMENT, INCLUDING THE APPLICABLE PROXY STATEMENT/PROSPECTUS THAT WILL BE A PART OF THE REGISTRATION STATEMENT, WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY AQUESTA, RELIANT OR UCBI WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENTS AND THOSE OTHER DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UCBI, AQUESTA RELIANT AND THE MERGERS.

The registration statements and other documents filed with the SEC may be obtained for free at the SEC’s website (www.sec.gov). You will also be able to obtain these documents, free of charge, from UCBI at the “Investor Relations” section of UCBI’s website at www.ucbi.com, from Aquesta at the “Investor Relations” section of Aquesta’s website at www.aquesta.com. or from Reliant at the “Investors” section of Reliant’s website at www.reliantbank.com. Copies of the respective definitive proxy statements/prospectuses will also be made available, free of charge, by contacting United Community Banks, Inc., P.O. Box 398, Blairsville, GA 30514, Attn: Jefferson Harralson, Telephone: (864) 240-6208, Aquesta Financial Holdings, Inc., 19510 Jetton Road, Cornelius, North Carolina 28031, Attn: Kristin Couch, Telephone: (704) 439-4325, Reliant Bancorp, Inc., 1736 Carothers Parkway Suite 100, Brentwood, TN 37027, Attn: Jerry Cooksey, Telephone: (615) 221-2020.

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

PARTICIPANTS IN THE SOLICITATION

Aquesta, Reliant and UCBI and certain of their respective directors and executive officers, under the rules of the SEC, may be deemed to be participants in the solicitation of proxies from Aquesta’s shareholders and Reliant’s shareholders in favor of the approval of the respective Mergers. Information about the directors and officers of UCBI and their ownership of UCBI common stock can also be found in UCBI’s definitive proxy statement in connection with its 2021 annual meeting of shareholders, as filed with the SEC on March 30, 2021, and other documents subsequently filed by UCBI with the SEC. Information about the directors and executive officers of Aquesta and their ownership of Aquesta’s capital stock, as well as information regarding the interests of other persons who may be deemed participants in the transaction, may be obtained by reading the proxy statement/prospectus regarding the Merger with Aquesta when it becomes available. Information about the directors and executive officers of Reliant and their ownership of Reliant capital stock, as well as information regarding the interests of other persons who may be deemed participants in the transaction, may be found in Reliant’s definitive proxy statement in connection with its 2021 annual meeting of shareholders, as filed with the SEC on April 8, 2021, and other documents subsequently filed by Reliant with the SEC. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus pertaining to the respective Merger if and when it becomes available. Free copies of this document may be obtained as described above.